Absolute Software Named Winner of Three Global InfoSec Awards during RSA Conference 2023

SAN FRANCISCO, Calif. — April 25, 2023 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), the only provider of self-healing, intelligent security solutions, today announced the company has won three awards from Cyber Defense Magazine (CDM), the industry’s leading electronic information security magazine:

•Next Gen Cyber Resilience Solution: Absolute Application Persistence-as-a-Service (APaaS)
•Editor's Choice Ransomware Data Security Solution: Absolute Ransomware Response
•Top Chief Information Security Officer: Samir Sherif, CISO, Absolute Software
Embedded in the firmware of more than 600 million devices, Absolute enables visibility and control across endpoints, applications, and network connections. Leveraging our unique self-healing capability, customers can protect devices, data, and users and ensure that critical security controls operate at maximum effectiveness, while also delivering an optimal remote and mobile user experience. Additionally, leading software providers can extend our patented Absolute Persistence® technology to monitor and automatically self-heal their mission-critical endpoint applications through Absolute Application Persistence-as-a-Service (APaaS) - ensuring they remain healthy, installed, and working effectively across their customer base.

Absolute’s firmware-embedded device connection also uniquely positions the company to empower organizations to prepare for, respond to, and fully recover from cyberattacks. Absolute Ransomware Response delivers the capabilities needed to assess ransomware preparedness for endpoints, monitor endpoint cyber hygiene across an entire device fleet, and expedite endpoint recovery.

“We are honored to be recognized with multiple Global InfoSec awards for the second consecutive year,” said John Herrema, EVP of Product and Strategy at Absolute. “As reported in our just-released Absolute 2023 Resilience Index, the work-from-anywhere model is exacerbating the strain on IT and security teams – compounding existing complexity and security challenges with a broad mix of applications, networks, hardware, and OS versions. As our customers continue to navigate the challenges of protecting distributed workforces amid the constant threat of a ransomware or cyberattack, we are committed to delivering the intelligence and automation they need to remediate risk, restore the user experience, and ensure compliance.”

“We scoured the globe looking for cybersecurity innovators that could make a huge difference and potentially help turn the tide against the exponential growth in cyber-crime. Absolute Software is absolutely worthy of these coveted awards and consideration for deployment in your environment,” said Yan Ross, Editor of Cyber Defense Magazine.

This is Cyber Defense Magazine’s tenth year of honoring InfoSec innovators from around the globe. To see the full list of Global InfoSec Award winners, visit here. To view the virtual red carpet experience at

#RSAC 2023, visit here.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 20,000 customers, G2 recognized Absolute as a Leader for the thirteenth consecutive quarter in the Spring 2023 Grid® Report for Endpoint Management and as a Leader for the third consecutive quarter in the Grid Report for Zero Trust Networking.

About Cyber Defense Magazine
Cyber Defense Magazine is the premier source of cyber security news and information for InfoSec professions in business and government. We are managed and published by and for ethical, honest, passionate information security professionals. Our mission is to share cutting-edge knowledge, real-world stories and awards on the best ideas, products, and services in the information technology industry. We deliver electronic magazines every month online for free, and special editions exclusively for the RSA Conferences. CDM is a proud member of the Cyber Defense Media Group. Learn more about us at https://www.cyberdefensemagazine.com and visit https://www.cyberdefensetv.com and https://www.cyberdefenseradio.com to see and hear some of the most informative interviews of many of these winning company executives.

©2023 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Absolute contact information:

Media Relations
Becki Levine
press@absolute.com
858-524-9443

Investor Relations
Joo-Hun Kim
IR@absolute.com
212-868-6760

CDM Contact Information:

Contact: Irene Noser, Marketing Executive
Email: marketing@cyberdefensemagazine.com
Toll Free (USA): 1-833-844-9468
International: 1-646-586-9545
Website: www.cyberdefensemagazine.com